=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1534

                             (Amendment No. 8)*

                                   MDS Inc.
               ------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                ------------------------------------------------
                        (Title of Class of Securities)

                                  55269P302
                ------------------------------------------------
                               (CUSIP Number)

                           Allison Bennington, Esq.
                              ValueAct Capital
                       435 Pacific Avenue, Fourth Floor
                          San Francisco, CA  94133
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                 Authorized to Receive Notices and Communications)

                         Christopher G. Karras, Esq.
                                 Dechert LLP
                                  Cira Centre
                                2929 Arch Street
                          Philadelphia, PA 19104-2808
                                (215) 994-4000

                                April 21, 2008
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1534 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 55269P302                                             Page 2 of 27
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         20,201,885**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        20,201,885**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,201,885**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 55269P302                                             Page 3 of 27
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund III, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         2,905,815**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        2,905,815**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,905,815**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 55269P302                                             Page 4 of 27
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners I, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         20,201,885**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        20,201,885**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,201,885**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 55269P302                                             Page 5 of 27
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners III, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         2,905,815**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        2,905,815**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,905,815**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 55269P302                                             Page 6 of 27
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         23,107,700**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        23,107,700**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    23,107,700**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 55269P302                                             Page 7 of 27
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         23,107,700**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        23,107,700**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    23,107,700**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 55269P302                                             Page 8 of 27
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings, L.P.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         23,107,700**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        23,107,700**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    23,107,700**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 55269P302                                             Page 9 of 27
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings GP, LLC
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY        23,107,700**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        23,107,700**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    23,107,700**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

--------------------------                          -------------------------
CUSIP NO. 55269P302                                             Page 10 of 27
-----------------------------------------------------------------------------
THE PURPOSE OF THIS AMENDMENT NO. 8 TO SCHEDULE 13D IS TO AMEND THE
OWNERSHIP REPORTS OF THE REPORTING PERSONS AND TO AMEND ITEM 4 (PURPOSE OF TRANSACTION), ITEM 6 (CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER) AND ITEM 7 (MATERIAL TO BE FILED AS EXHIBITS). THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

Item 4.     Purpose of Transaction

      On April 21, 2008, the Issuer entered into a Shareholders Agreement (the "Shareholders Agreement") with ValueAct Master Fund, ValueAct Master Fund III (together with their respective affiliates, the "ValueAct Parties") and Gregory P. Spivy, a partner of ValueAct Capital. Pursuant to the terms of the Shareholders Agreement, in consideration of certain conditions to be met by Mr. Spivy and for certain restrictions and limitations to be placed on the ValueAct Parties as more fully described below, the board of directors of the Issuer (the "Board of Directors"), increased the size of the Board of Directors and filled the resulting vacancy with Gregory P. Spivy, who will serve on the Board of Directors until the date of the next annual meeting of shareholders of the Issuer in 2009 (including any adjournment or postponement thereof) (the "2009 Meeting"). The Agreement will substantially terminate on, and in certain circumstances before, the date immediately after the 2009 Meeting.

       In consideration for the foregoing, the ValueAct Parties agreed that at all meetings of shareholders of the Issuer up to and including the 2009 Meeting, the ValueAct Parties will vote, or provide their consent with respect to, all of the Common Shares beneficially owned or over which control or direction is exercised by them (i) for each of the Issuer's nominees for election to the Board, (ii) for the approval of a shareholder protection rights plan and (iii) in any matters proposed by shareholders of the Issuer, in accordance with the recommendation of the Board. The ValueAct Parties shall have no restriction on voting or providing their consent with respect to all other matters (other than as referred to in items (i), (ii) and (iii) above) at all meetings of shareholders of the Issuer up to and including the 2009 Meeting.

       Additionally, the ValueAct Parties agreed, among other things and subject to certain exceptions, that until the date of the 2009 Meeting, the ValueAct Parties will not (and will cause their representatives not to), among other things, (i) acquire, agree or seek to acquire or make any proposal or offer to acquire any securities of the Issuer, (ii) propose any take-over bid, amalgamation, merger, consolidation, acquisition, scheme, arrangement, business combination or other extraordinary transaction involving the Issuer (iii) make, or in any way "solicit", or participate in, any "solicitation" of, "proxies" from the Issuer's shareholders to elect individuals to the Board or to approve shareholder proposals (other than for proposals or actions made at the direction of the Board;), (iv) make or be the proponent of any shareholder proposal, (v) call or seek to call a meeting of the shareholders, seek representation on the Board, seek the removal of any member of the Board, (vi) seek to have the Issuer amend or modify any provisions of the Issuer's articles or by-laws and (vii) sell, transfer or otherwise dispose of any securities of the Issuer to any Person who, is or will, upon consummation of such sale, transfer or other disposition become a beneficial owner of and/or exercise control or direction over, directly or

--------------------------                          -------------------------
CUSIP NO. 681904108                                             Page 11 of 27
-----------------------------------------------------------------------------

indirectly, ten percent (10%) or more of the outstanding voting securities of the Issuer.

      The foregoing description of the Shareholders Agreement is qualified in its entirety by reference to the full text of the Shareholders Agreement, which is attached hereto as Exhibit (2) and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       The information set forth in Item 4 above with respect to the Shareholders Agreement is incorporated herein by reference.

       Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.

Item 7.		Material to Be Filed as Exhibits

(1)	Joint Filing Agreement.

      (2) Shareholders Agreement, dated April 21, 2008, by and among MDS, Inc., ValueAct Capital Master Fund, L.P., ValueAct Capital Master
Fund III, L.P., VA Partners I, LLC, VA Partners III, LLC, ValueAct Capital Management, L.P., ValueAct Capital Management, LLC, ValueAct Holdings, L.P., ValueAct Holdings GP, LLC and Gregory P. Spivy.

--------------------------                          -------------------------
CUSIP NO. 55269P302                                             Page 12 of 27
-----------------------------------------------------------------------------
                                  SIGNATURE
          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr., G. Mason Morfit and Allison Bennington, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 23, 2008        George F. Hamel, Jr., Chief Operating Officer

                              ValueAct Capital Master Fund III L.P., by
                              VA Partners III, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 23, 2008        George F. Hamel, Jr., Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 23, 2008        George F. Hamel, Jr., Chief Operating Officer


                              VA Partners III, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 23, 2008        George F. Hamel, Jr., Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 55269P302                                             Page 13 of 27
-----------------------------------------------------------------------------

                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 23, 2008        George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 23, 2008        George F. Hamel, Jr., Chief Operating Officer


                                ValueAct Holdings, L.P., by
                                ValueAct Holdings GP, LLC, its
                                General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 23, 2008        George F. Hamel, Jr., Chief Operating Officer


                                 ValueAct Holdings GP, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 23, 2008        George F. Hamel, Jr., Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 55269P302                                             Page 14 of 27
-----------------------------------------------------------------------------
                                 Exhibit 1

                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of MDS, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1534, as amended.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 23, 2008        George F. Hamel, Jr., Chief Operating Officer

                              ValueAct Capital Master Fund III L.P., by
                              VA Partners III, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 23, 2008        George F. Hamel, Jr., Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 23, 2008        George F. Hamel, Jr., Chief Operating Officer


                              VA Partners III, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 23, 2008        George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 23, 2008        George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 23, 2008        George F. Hamel, Jr., Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 55269P302                                             Page 15 of 27
-----------------------------------------------------------------------------

                                ValueAct Holdings, L.P., by
                                ValueAct Holdings GP, LLC, its
                                General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 23, 2008        George F. Hamel, Jr., Chief Operating Officer


                                 ValueAct Holdings GP, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 23, 2008        George F. Hamel, Jr., Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 55269P302                                             Page 16 of 27
-----------------------------------------------------------------------------
                                 Exhibit 2

                          Shareholders Agreement

       THIS AGREEMENT ("Agreement"), dated as of April 21, 2008, is entered into by and between MDS Inc., a corporation governed by the laws of Canada (the "Company"), ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), ValueAct Capital Master Fund III, L.P. ("ValueAct Master Fund III"), VA Partners I, LLC ("VA Partners"), VA Partners III, LLC ("VA Partners III"), ValueAct Capital Management, L.P. ("ValueAct Management L.P."), ValueAct Capital Management, LLC ("ValueAct Management LLC"), ValueAct Holdings, L.P. ("VA Holdings"), ValueAct Holdings GP, LLC ("VA Holdings GP" and, together with ValueAct Master Fund, ValueAct Master Fund III, VA Partners, VA Partners III, ValueAct Management L.P., ValueAct Management LLC, VA Holdings, the "Shareholders") and Gregory P. Spivy (the "Nominee").

WITNESSETH:

       WHEREAS, one or more of the Shareholders is the beneficial owner of 23,107,700 common shares of the Company (each a "Common Share"), which represents approximately 18.9% of the outstanding Common Shares; and

       WHEREAS, the Company and the Shareholders desire to undertake the actions and agreements contained herein.

       NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, respective covenants and agreements of the parties contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto, intending to be legally bound hereby, agree as follows:
                                 ARTICLE I
                            BOARD OF DIRECTORS

1.1 Director Nominee

Having considered the request of the Shareholders that the Nominee, an individual selected by the Shareholders, be appointed to the Company's board of directors (the "Board"), and having received the consent of the Nominee to act as a director, the Corporate Governance and Nominating Committee of the Board (the "Governance Committee") has reviewed the nomination and has recommended the appointment of the Nominee as a director of the Company on the terms set out in this Agreement. Based upon such recommendation, concurrent with the execution and delivery of this Agreement, the Board has as of this date increased the size of the Board and appointed the Nominee to serve on the Board until the date of the next annual meeting of shareholders of the Company in 2009 (including any adjournment or postponement thereof) (the "2009 Meeting"). The Nominee has been approved for membership on, and invited to join, the Governance Committee and the Human Resources and Compensation Committee of the Board.
1.2 Qualified Designee

Subject to applicable law and the rules of any stock exchange or quotation system on which any securities of the Company are listed and posted for trading or quoted, as applicable, at the relevant time (the "Exchange"), in
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the event that before the date of the 2009 Meeting a vacancy on the Board is created as a result of the Nominee's (or any Qualified Designee's (as defined below)) death, resignation, disqualification (including, without limitation, as a result of failing to satisfy the Conditions (as defined below)), or removal then the Shareholders shall have seven (7) days from the date of such event (or, if such event occurs less than seven (7) days prior to the date of the 2009 Meeting, the Shareholders shall have until the date immediately prior to the 2009 Meeting) to select another individual who satisfies the Conditions to fill such vacancy by providing written notice to the Chairperson of the Governance Committee which notice shall identify the individual and his or her qualifications and credentials to serve as a director of the Company and confirm that he or she satisfies the Conditions (such individual being referred to as a "Qualified Designee"). Following receipt of such notice, the Governance Committee will review the qualifications and credentials of the Qualified Designee in good faith in the exercise of its duties and determine whether to recommend the appointment of the individual to the Board to fill the vacancy. In the event that (x) the Governance Committee recommends the appointment of the individual to the Board and the Board accepts such recommendation, such individual shall serve on the Board as contemplated in Section 1.1 above, or (y) the Governance Committee determines not to recommend the appointment of the individual to the Board (and/or the Board determines to reject the recommendation of the Governance Committee), then the Board shall promptly notify the Shareholders and allow them to select another individual who satisfies the Conditions in accordance with the procedures set out above.

1.3 Conditions

(a) Notwithstanding anything to the contrary in this Agreement, the Nominee (and any Qualified Designee) shall, at all times while serving on the Board, satisfy the following conditions (such conditions referred to as the "Conditions"):

       (i) be "independent" as defined in applicable Canadian securities laws and the rules of any Exchange;

       (ii) be qualified to serve as a director under the Canada Business Corporations Act, as amended (the "CBCA"); and

       (iii) not have any personal or business interests or relationships that conflict with or may potentially conflict with the responsibilities and obligations of the individual to the Company, including those that compete with the interests of the Company (including, without limitation, serving as a director (or in a similar capacity) of any Person (as defined below) that carries on, directly or indirectly, any business that competes, in substantial respect, with any of the businesses carried on by the Company).

(b) The Nominee (and any Qualified Designee) shall promptly advise the Chairperson of the Governance Committee in writing in the event that the Nominee (or any Qualified Designee) ceases to satisfy any of the Conditions.

(c) Notwithstanding anything to the contrary in this Agreement, but subject to the right of the Shareholders to select a Qualified Designee as provided in Section 1.2 hereof, if, at any time the Nominee (or any Qualified Designee) ceases to satisfy any of the Conditions, upon the request of the Board to the Shareholders, the Shareholders shall promptly cause the Nominee
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or the Qualified Designee to resign from the Board immediately and the
Nominee or the Qualified Designee shall deliver his or her written resignation to the Board forthwith.

                                 Article 2
                      REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of the Shareholders

The Shareholders represent and warrant to the Company that:

(a) one or more of the Shareholders is the registered and direct or indirect beneficial owner of the Common Shares,

(b) each of the Shareholders is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to execute and deliver this Agreement,

(c) this Agreement has been duly executed and delivered by the Shareholders and the Nominee,

(d) this Agreement constitutes the valid and binding agreement of the Shareholders and the Nominee, enforceable against the Shareholders and the Nominee in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law), in each case now or hereafter in effect, and

(e) the Nominee satisfies the Conditions.

2.2 Representations and Warranties of the Company

The Company represents and warrants to the Shareholders that:

(a) the Company is duly organized, validly existing and in good standing under the laws of the of Canada and has all requisite corporate power and authority to execute and deliver this Agreement,

(b) this Agreement has been duly executed and delivered by the Company,

(c) this Agreement constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law), in each case now or hereafter in effect, and

(d) the actions contemplated by Section 0 of this Agreement have been duly and validly authorized by all necessary corporate action and expressly approved by the Board.



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                                 Article 3
                                 COVENANTS

3.1 Covenants of the Shareholders

(a) Each of the Shareholders agrees with the Company that, during the period commencing on the date hereof (being the date that the Nominee begins to serve on the Board) and ending on the termination of this Section 3.1(a) as provided in Section 4.1(b), at all meetings of shareholders of the Company up to and including the 2009 Meeting, it shall, and shall cause each of its directors, officers, partners, members, employees, agents (acting in such capacity), directly or indirectly controlled investment funds and any Person in whom the Shareholders and/or such funds beneficially own and/or exercise control or direction over, directly or indirectly, securities carrying more than 50% of the voting rights of such Person (collectively, "Representatives") to, vote, or provide its consent with respect to, all of the Common Shares beneficially owned or over which control or direction is exercised by it:

       (i) for each of the Company's nominees for election to the Board,

       (ii) for the approval of a shareholder protection rights plan having substantially the same terms and conditions as the Amended and Restated Shareholder Protection Rights Agreement dated as of March 9, 2006, between the Company and CIBC Mellon Trust Company, and

       (iii) in any matters proposed by shareholders of the Company, in accordance with the recommendation of the Board.

Notwithstanding the foregoing, the Shareholders shall have no restriction on voting or providing their consent with respect to matters (other than as referred to in items (i), (ii) and (iii) above) at all meetings of shareholders of the Company up to and including the 2009 Meeting.

(b) Each of the Shareholders agrees with the Company that, during the period commencing on the date hereof and ending on the termination of the provisions of this Section 3.1(b) as provided in Sections 4.1(a) and 4.1(c), as applicable, it shall not, and shall cause each of its Representatives not to, in any manner, directly or indirectly, alone or in concert with others:

       (i) acquire, agree or seek to acquire or make any proposal or offer to acquire, or announce any intention to acquire, beneficially or otherwise, any securities of the Company or any securities convertible or exchangeable into or exercisable for any securities of the Company or any property, asset or business of the Company (other than securities issued pursuant to a plan established by the Board for members of the Board, a stock split, stock dividend or similar corporate action initiated by the Company with respect to any securities beneficially owned by the Shareholders on the date of this Agreement);

       (ii) propose to any individual, corporation, partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature (each, a "Person"), or effect or seek to effect, any take-over bid, amalgamation, merger, consolidation, acquisition, scheme, arrangement, business combination or other extraordinary transaction involving the Company or any of its subsidiaries or joint ventures or any of
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their respective securities (each, an "Extraordinary Transaction"), other than (A) the deposit of any securities of the Company into a formal take-over bid, or (B) vote any of its securities of the Company in favour of any Extraordinary Transaction proposed by an unrelated third party;

       (iii) form, join, encourage, influence, advise or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the United States Securities Exchange Act of 1934 (the "Exchange Act")) or act jointly or in concert (within the meaning of applicable Canadian securities laws) with any Person with respect to any securities of the Company or otherwise in any manner agree, attempt, seek or propose to deposit any securities of the Company or any securities convertible or exchangeable into or exercisable for any such securities in any voting trust or similar arrangement;

       (iv) make, or in any way "solicit", or participate in, any "solicitation" of, "proxies" (as such terms are defined in the CBCA and applicable Canadian securities laws, but excluding the exceptions provided in section 67 of the Regulations under the CBCA, paragraphs (a) and (b) of subsection 68(1) of the Regulations under the CBCA and paragraphs (i), (j) and (k) of the definition of "solicit" in section 1.1 of National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators), from the Company's shareholders to elect individuals to the Board or to approve shareholder proposals; provided, however, that nothing in this Section 0 shall prohibit the Nominee (or any Qualified Designee) from soliciting proxies or consents in his capacity as a director of the Company for proposals or actions made at the direction of the Board;

       (v) make or be the proponent of any shareholder proposal, whether pursuant to section 137 of the CBCA or otherwise;

       (vi) (1) call or seek to call a meeting of shareholders, (2) seek representation on the Board, except as set forth herein, or (3) seek the removal of any member of the Board;

       (vii) take any action in support of or make any proposal or request that constitutes: (A) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries or joint ventures; (B) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or joint ventures; (C) any change in the Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (D) any material change in the capitalization or dividend policy of the Company; (E) any other material change in the Company's business or corporate structure; (F) changes in the Company's articles, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any Person; (G) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any Exchange; (H) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (I) any action similar to any of those enumerated in this paragraph (vii);



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       (viii) seek to have the Company amend or modify any provisions of the
Company's articles or by-laws or waive, amend, modify or terminate the Amended and Restated Shareholder Protection Rights Agreement dated as of March 9, 2006, between the Company and CIBC Mellon Trust Company, as the same may otherwise be amended, supplemented or replaced from time to time;

       (ix) except as permitted in Section 3.1(b)(ii), knowingly sell, transfer or otherwise dispose of any securities of the Company to any Person who, together with any Person(s) with whom such Person is acting jointly or in concert (within the meaning of applicable Canadian securities laws), is or will, upon consummation of such sale, transfer or other disposition (a) become a beneficial owner of, directly or indirectly, and/or (b) exercise control or direction over, directly or indirectly, ten percent (10%) or more of the outstanding voting securities of the Company; or

       (x) request the Company or any of its representatives, directly or indirectly, to release any of the Shareholders from, amend or waive, or otherwise take any action that is inconsistent with any provision of this Agreement.

(c) Nothing in this Section 3.1 shall limit any actions that may be taken by the Nominee or any Qualified Designee acting as a director of the Company consistent with his or her fiduciary duties to the Company.

(d) In the event that any of the Shareholders or their Representatives, (i) deposit any securities of the Company into a formal take-over bid as provided in Section 3.1(b)(ii) and the Board has publicly announced or publicly announces that it is recommending that shareholders of the Company reject the take-over bid or that it is making no recommendation to shareholders of the Company in respect of the take-over bid, or (ii) vote any securities of the Company in favour of an Extraordinary Transaction as provided in Section 3.1(b)(ii) that has not been approved by the Board then, upon the request of the Board to the Shareholders, the Shareholders shall promptly cause the Nominee or the Qualified Designee to resign from the Board immediately and the Nominee or the Qualified Designee shall deliver his or her written resignation to the Board forthwith.

(e) Upon becoming a member of the Board, the Nominee (and any Qualified Designee) shall comply with the Charter of the Board (as approved by the Board in February 2008), as amended, supplemented or replaced from time to time (the "Board Charter") and the Corporate Governance Guidelines and Practices of MDS (approved by the Board in December 2007), as amended, supplemented or replaced from time to time (the "Corporate Governance Guidelines"). The Nominee (and any Qualified Designee) shall also abide by the terms of the Company's Global Business Practice Standards, as amended, supplemented or replaced from time to time (the "Business Standards") by signing the Director Pledge contained in the Business Standards. The Nominee (and any Qualified Designee) also shall enter into a formal written director confidentiality agreement with the Company providing for the director's confidentiality obligations to the Company.

(f) Notwithstanding anything to the contrary in this Agreement, as a condition of serving on the Board, each Qualified Designee shall execute an instrument in writing in favour of the Company pursuant to which such
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Qualified Designee confirms the representations to be given by him or her as set forth in this Agreement (including, without limitation, confirmation that he or she satisfies the Conditions) and agrees to be bound by the terms hereof.
                                 Article 4
                                Termination

4. 1 Termination

(a) The provisions of this Agreement other than Section 3.1(a), Section 3.1(b)(ii) and Section 3.1(d) shall remain in full force and effect until the earliest of:

       (i) ten (10) days following the date that the Company breaches any of its obligations under Sections 1.1 or 1.2 provided that such breach has not been cured prior to such date;

       (ii) the date that the Board determines that the Nominee or, if applicable, the Qualified Designee then in office will not be nominated to stand for re-election as a director at the 2009 Meeting, other than as a result of: (A) the Nominee's (or the Qualified Designee's) death, resignation, disqualification (including, without limitation, as a result of failing to satisfy the Conditions) or removal while in office provided that no Qualified Designee has been appointed in accordance with Section 1.2 subsequent to the date of such death, resignation, disqualification or removal, or (B) the Nominee's (or the Qualified Designee's) resignation as provided in Section 3.1(d);

       (iii) the date that the Shareholders, together with any Person(s) with whom one or more of the Shareholders are acting jointly or in concert (within the meaning of applicable Canadian securities laws), beneficially own and/or exercises control or direction over, directly or indirectly, less than five percent (5%) of the outstanding voting securities of the Company and, in such event, upon the request of the Board to the Shareholders, the Shareholders shall promptly cause the Nominee or the Qualified Designee to resign from the Board immediately and the Nominee or the Qualified Designee shall deliver his or her written resignation to the Board forthwith;

       (iv) the date immediately after the 2009 Meeting; and

       (v) the date established by mutual written agreement of the Company and the Shareholders.

(b) The provisions of Section 3.1(a) shall remain in full force and effect until the earlier of:

       (i) the first to occur of any of the dates provided in Section 4.1(a);
and

       (ii) the date that the Shareholders notify the Company in writing that they are electing not to select a Qualified Designee pursuant to Section 1.2 following the Nominee's (or, if applicable, a Qualified Designee's) voluntary resignation from the Board.

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(c) The provisions of Section 3.1(b)(ii) and Section 3.1(d) shall remain in full force and effect until the later of:

       (i) the date immediately after the 2009 Meeting; and

       (ii) the date that is three (3) months after the date of the Nominee's (or any Qualified Designee's) death, resignation, disqualification (including, without limitation, as a result of failing to satisfy the Conditions) or removal while in office provided that no Qualified Designee has been appointed in accordance with Section 1.2 subsequent to the date of such death, resignation, disqualification or removal;

provided that after the date referred to in Section 4.1(c)(i), nothing in this Agreement shall prohibit the Shareholders from: (A) proposing to the Board any Extraordinary Transaction (provided that the Shareholders may not do so in a manner that would require disclosure of, or the fact of, any such proposal by the Company under applicable securities laws or the rules of any Exchange); and (B) participating in any Board-initiated process relating to any Extraordinary Transaction as specified from time to time by the Board.

4.2 Effect of Termination

Notwithstanding Section 4.1, the provisions of Article 4 and Article 5 shall survive the termination of any of the provisions this Agreement. No termination pursuant to Section 4.1 shall relieve any party hereto from liability for any breach of this Agreement prior to such termination.

                                 Article 5
                                  GENERAL

5.1 Notices

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given to a party if delivered in person or sent by overnight delivery (providing proof of delivery) to the party at the following addresses (or at such other address for a party as shall be specified by like notice) on the date of delivery, or if by facsimile, upon confirmation of receipt:

If to the Company:     MDS Inc.
                       2700 Matheson Blvd. East
                       Suite 300, West Tower
                       Mississauga, Ontario L4W 4V9
                       Attention:	General Counsel
                       Telephone:	416.213.4255
                       Facsimile:	416.213.4222

If to the Shareholders and any of their Representatives:
                       c/o ValueAct Capital
                       435 Pacific Avenue, Fourth Floor
                       San Francisco, CA 94133
                       Attention:	General Counsel
                       Telephone:	415.362.3700
                       Facsimile:	415.362.5727
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5.2 No Third-Party Beneficiaries

Nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any Persons other than the parties and their respective successors (or, in respect of the Nominee, his heirs, administrators, executors and personal representatives) and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third Persons to any party, nor shall any provisions give any third Persons any right or subrogation over or action against any party.

5.3 Governing Law

This Agreement shall be governed by and construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to the conflicts of law provisions thereof. Any disputes arising out of or in connection with this Agreement shall be adjudicated in the Courts of Ontario. Each party hereto irrevocably submits (and the Shareholders shall cause the Representatives to submit) to the personal jurisdiction of such court for the purposes of any such suit, action, counterclaim or proceeding arising out of this Agreement (collectively, a "Suit"). Each of the parties hereto hereby waives and agrees not to assert by way of motion, as a defense or otherwise in any such Suit, any claim that it is not subject to jurisdiction of the above court, that such Suit is brought in an inconvenient forum, or the venue of such Suit is improper.

Each of the parties hereby agrees (and the Shareholders shall cause the Representatives to accept) that service of all writs, process and summonses in any Suit may be made upon such party or Representative by mail to the address as provided in this Agreement. Nothing herein shall in anyway be deemed to limit the ability of any party to serve any such writs, process or summonses in any other matter permitted by applicable law.

5.4 Assignment; Successors

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties and their respective successors (or, in respect of the Nominee, his heirs, administrators, executors and personal representatives) and permitted assigns. No party to this Agreement may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise.

5.5 Amendments; Waivers

Subject to applicable law, this Agreement may only be amended pursuant to a written agreement executed by all the parties, and no waiver of compliance with any provision or condition of this Agreement and no consent provided for in this Agreement shall be effective unless evidenced by a written instrument executed by the party against whom such waiver or consent is to be effective. No waiver of any term or provision of this Agreement shall be construed as a further or continuing waiver of such term or provision or any other term or provision.


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5.6 Entire Agreement

This Agreement constitutes the entire agreement of all the parties and supersedes any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. No representation, warranty, promise, inducement or statement of intention has been made by any party which is not contained in this Agreement and no party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein or therein. The parties expressly disclaim reliance on any information, statements, representations or warranties regarding the subject matter of this Agreement other than the terms of this Agreement.

5.7 Counterparts

To facilitate execution, this Agreement may be executed in any number of counterparts (including by facsimile transmission), each of which shall be deemed to be an original, but all of which together shall constitute one binding agreement on the parties, notwithstanding that not all parties are signatories to the same counterpart.

5.8 Specific Performance

The parties agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties are entitled to an injunction or specific performance of the terms hereof in addition to any other remedies at law or in equity.

                            [Signature Page Follows]
























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       IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

                             MDS INC.


                              By:     /s/  Stephen P. DeFalco
                                --------------------------------------
                              Stephen P. DeFalco, President & CEO

SHAREHOLDERS:
                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
                              George F. Hamel, Jr., Chief Operating Officer

                              ValueAct Capital Master Fund III L.P., by
                              VA Partners III, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
                              George F. Hamel, Jr., Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
                              George F. Hamel, Jr., Chief Operating Officer


                              VA Partners III, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
                              George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
                              George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
                              George F. Hamel, Jr., Chief Operating Officer

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                              ValueAct Holdings, L.P., by
                              ValueAct Holdings GP, LLC, its
                              General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
                              George F. Hamel, Jr., Chief Operating Officer


                              ValueAct Holdings GP, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
                              George F. Hamel, Jr., Chief Operating Officer


                              By:    /s/  Gregory P. Spivy
                                --------------------------------------
                              Gregory P. Spivy